People's Credit Card Master Trust

            Management Report on the Internal Control Structure Over
        Financial Reporting for the Credit Card Division of People's Bank
            and Management Report on People's Bank's Compliance with
         Article IV, Section 4.2 of the Pooling and Servicing Agreement

                          Year ended December 31, 1996

       Management Report on the Internal Control Structure Over Financial
            Reporting for the Credit Card Division of People's Bank

Management of People's Bank ("People's") is responsible for establishing and maintaining an internal control structure over financial reporting for credit card services of People's, inclusive of the servicing of People's Bank Credit Card Master Trust, that is sufficient for the prevention and detection of errors and irregularities in amounts that would be material to the consolidated financial statements of People's. The structure contains monitoring mechanisms, and actions are taken to correct deficiencies identified.

There are inherent limitations in the effectiveness of any internal control structure, including the possibility of human error and the circumvention or overriding of controls. Accordingly, even an effective internal control structure can provide only reasonable assurance with respect to the preparation of financial information. Further, because of changes in conditions, the effectiveness of an internal control structure may vary over time.

Management assessed whether the internal control structure over financial reporting for People's credit card services as of December 31, 1996 was sufficient for the prevention and detection of errors and irregularities in amounts that would be material to the consolidated financial statements of People's. The assessment was based on criteria for effective internal control over financial reporting described in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management believes that, as of December 31, 1996, the credit card services of People's maintained an internal control structure over financial reporting that was sufficient for the prevention and detection of errors and irregularities in an amount that would be material to the consolidated financial statements of People's.

         Management Report on People's Bank Compliance with Article IV,
               Section 4.2 of the Pooling and Servicing Agreement

Management of People's Bank ("People's") is responsible for complying with the provisions of Article IV, Section 4.2 of the Pooling and Servicing Agreement dated June 1, 1993, including the applicable supplements dated June 1, 1993, February 1, 1994, October 1, 1994, March 1, 1995 and
July 1, 1996 (collectively the "Agreement"), between Bankers Trust Company, as trustee, and People's, as servicer, and for establishing and maintaining an internal control structure over compliance with such provisions.

Management has performed an evaluation of People's compliance with the provisions of Article IV, Section 4.2 of the Agreement as of December 31, 1996. Based on this evaluation, management believes that, as of December 31, 1996, People's was in compliance with the provisions set forth in Article IV,
Section 4.2 of the Agreement.

/s/ David E.A. Carson
David E.A. Carson
President and Chief Executive Officer

/s/ George W. Morriss
George W. Morriss
Executive Vice President and Chief Financial Officer

March 20, 1997